EXHIBIT 8.1

SUBSIDIARIES OF SAFE BULKERS, INC.

The following companies are subsidiaries of Safe Bulkers, Inc. as of January 31, 2010:

Subsidiary	Jurisdiction of Incorporation

Avstes Shipping Corporation	Liberia

Efragel Shipping Corporation	Liberia

Eniadefhi Shipping Corporation	Liberia

Eniaprohi Shipping Corporation	Liberia

Eptaprohi Shipping Corporation	Liberia

Kerasies Shipping Corporation	Liberia

Marathassa Shipping Corporation	Liberia

Marindou Shipping Corporation	Liberia

Marinouki Shipping Corporation	Liberia

Maxdeka Shipping Corporation	Liberia

Maxdekatria Shipping Corporation	Liberia

Maxdodeka Shipping Corporation	Liberia

Maxenteka Shipping Corporation	Liberia

Maxpente Shipping Corporation	Liberia

Maxtessera Shipping Corporation	Marshall Islands

Pelea Shipping Ltd.	Liberia

Pemer Shipping Ltd.	Liberia

Petra Shipping Ltd.	Liberia

Shikoku Friendship Shipping Company	Liberia

Soffive Shipping Corporation	Liberia

Staloudi Shipping Corporation	Liberia

Exhibit 8.1